FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                           Date: May 16, 2008

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

16 May 2008

HSBC BANK MALTA PLC

INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta plc (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 January 2008 to 16 May 2008 (the date of the Statement) under Listing Rules 9.51 and 9.53 of the Malta Financial Services Authority.

HSBC Bank Malta plc has recorded satisfactory progress for the period 1 January 2008 to 16 May 2008. The period under review was characterised by a general slowdown in business activity, primarily due to the currency transition to the euro and the general elections.

Profit before tax was lower than for the period 1 January to 18 May 2007. Interest income in the period was below expectations because of tighter margins and heightened competition, while non-interest income was also lower, primarily due to significantly reduced foreign exchange dealing income as a result of Malta's adoption of the euro on 1 January 2008.

Operating expenses have been kept under tight control. While the Bank continues to upgrade its systems and processes it is also reaping the benefits of past investments which have increased operational efficiency and improved customer service delivery.

The quality of the overall loan book remains good, with loans and advances to customers continuing to increase. There was no deterioration in the quality of credit lending whilst liquidity and solvency indicators remain sound and above regulatory levels.

During the period under review, the Balance Sheet continued to grow at a steady pace. Good growth was recorded in total assets and customers' deposits also showed significant growth.

Alan Richards, Director and Chief Executive Officer of HSBC Bank Malta p.l.c. said: "The first quarter of 2008 has been challenging, however, we still managed to register satisfactory results amidst softer local market conditions. The bank is financially sound and has a conservative balance sheet policy with relatively low funding from the wholesale markets, and minimal investment in non-government securities. Hence, the turmoil that is being experienced in international markets has had no material impact on our business.

"We remain focussed on supporting our customers, driving further improvements to cost efficiency, and are confident that we will continue to deliver sustainable growth throughout 2008."

Notes to editors

1.   This statement is based on the unaudited management accounts of HSBC Bank Malta plc up to 30 April 2008 and other financial information.

2. HSBC Holdings plc
HSBC Holdings plc serves over 128 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations.